File No. 70-9191


               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549


               __________________________________

                         AMENDMENT NO. 4
                               TO
                            FORM U-1
               __________________________________



                   APPLICATION OR DECLARATION

                            under the

           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
             1 Riverside Plaza, Columbus, Ohio 43215


           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza, Columbus, Ohio 43215


                              * * *


              AMERICAN ELECTRIC POWER COMPANY, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
             (Name of top registered holding company
             parent of each applicant or declarant)

                              * * *

                A. A. Pena, Senior Vice President
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza, Columbus, Ohio 43215

               John F. Di Lorenzo, Jr., Secretary
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza, Columbus, Ohio 43215
           (Names and addresses of agents for service)


     American Electric Power Company, Inc. ("AEP"), a holding company registered under the Public Utility Holding Company Act of 1935 ("1935 Act"), and American Electric Power Service Corporation ("AEPSC"), a service company subsidiary of AEP (hereinafter collectively referred to as the "Applicants"), hereby amend their Application or Declaration on Form U-1 in File No. 70-9191, as amended, by restating Item 1. Description of Proposed Transaction, Compliance with Rule 54, as follows:
     "Rule 54 provides that in determining whether to approve certain transactions other than those involving an exempt wholesale generator ('EWG') or a foreign utility company ('FUCO'), as defined in the 1935 Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. The requirements of Rule 53(a), (b) and (c) are satisfied.
          Rule 53(a)(1). As of March 31, 1998, AEP, through its subsidiary, AEP Resources, Inc., had aggregate investment in FUCOs of $435,146,000. This investment represents approximately 27.0% of $1,613,592,000, the average of the consolidated retained earnings of AEP reported on Forms 10-Q and 10-K for the four consecutive quarters ended March 31, 1998.
          Rule 53(a)(2). Each FUCO in which AEP invests will maintain books and records and make available the books and records required by Rule 53(a)(2).
          Rule 53(a)(3). No more than 2% of the employees of the operating company subsidiaries of AEP will, at any one time, directly or indirectly, render services to any FUCO.
          Rule 53(a)(4). AEP has submitted and will submit a copy of Item 9 and Exhibits G and H of AEP's Form U5S to each of the public service commissions having jurisdiction over the retail rates of AEP's operating company subsidiaries.
          Rule 53(b). (i) Neither AEP nor any subsidiary of AEP is the subject of any pending bankruptcy or similar proceeding; (ii) AEP's average consolidated retained earnings for the four most recent quarterly periods ($1,613,592,000) represented an increase of approximately $8,458,000 (or 0.5%) in the average consolidated retained earnings from the previous four quarterly periods ($1,605,134,000); and (iii) for the fiscal year ended December 31, 1997, AEP did not report operating losses attributable to AEP's direct or indirect investments in EWGs and FUCOs.
          Rule 53(c). Rule 53(c) is inapplicable because the requirements of Rule 53(a) and (b) have been satisfied.
                            SIGNATURE
     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.
                    AMERICAN ELECTRIC POWER COMPANY, INC.


                    By:/s/ John F. Di Lorenzo, Jr.
                       John F. Di Lorenzo, Jr.
                       Assistant Secretary

                    AMERICAN ELECTRIC POWER SERVICE CORPORATION


                    By:/s/ John F. Di Lorenzo, Jr.
                       John F. Di Lorenzo, Jr.
                       Secretary

Date:  June 8, 1998